CONTINENTAL ENERGY CORPORATION

INTERIM FINANCIAL STATEMENTS

31 DECEMBER 2019

Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

INTERIM FINANCIAL STATEMENTS

The financial statements included herein are management prepared, unaudited, condensed, consolidated, interim financial statements and are hereinafter referred to as the "Interim Financial Statements". These Interim Financial Statements are filed on SEDAR concurrently with Management's Discussion and Analysis ("MD&A") of the results for the same period, and may be read in conjunction with the MD&A.

NOTICE OF NO AUDITOR REVIEW

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of our Interim Financial Statements, then such statements must be accompanied by a notice indicating that they have not been reviewed by an auditor.

Neither the accompanying Interim Financial Statements as presented herein nor the accompanying MD&A have been reviewed by our auditors. Both the Interim Financial Statements and the MD&A have been prepared by and are the responsibility of the management of Continental Energy Corporation.

Continental Energy Corporation

Financial Statements

(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	31 December 2019	30 June 2019
Current		$	$
Cash		19,962	66,125
Receivables		1,050	9,818
Prepaid expenses and deposits		26,447	26,673
		47,459	102,616

LIABILITIES
Current
Accounts payable and accrued liabilities	7	430,118	332,639
Loans from related parties	7	107,500	87,500
		537,618	420,139
Non-current assets
Promissory notes	5	84,663	81,513
		622,281	501,652

DEFICIENCY
Share capital	6	18,238,161	18,238,161
Share-based payment and other reserve	6	10,587,676	10,535,182
Deficit		(29,400,659)	(29,172,379)
		(574,822)	(399,036)
		47,459	102,616

Nature of Operations and Going Concern (Note 1)

Subsequent Events (Note 10)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo”, Director & CEO

“Phillip B. Garrison”, Director & Acting CFO

Continental Energy Corporation

Financial Statements

(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

		For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	Note	31 December 2019	31 December 2018	31 December 2019	31 December 2018
EXPENSES		$	$	$	$
Corporate administrative and office costs		17,116	40,841	40,896	60,925
Depreciation		-	-		-
Engineering and technical services		-	-	212	-
Interest and bank charges	5	1,895	3,326	3,537	14,242
Management and employee salaries	7	50,179	53,523	81,925	71,859
Professional fees		18,780	13,634	38,229	18,269
Regulatory compliance and filing fees		3,969	-	6,969	-
Share-based payments		-	-	52,495	-
Travel and accommodation		1,561	17,629	2,832	19,741
		(93,500)	(128,943)	(227,095)	(185,036)
Other income (expenses)
Foreign exchange		(195)	1,036	(1,185)	(1,898)
Financing cost		-	-	-	-
Settlement of debt	6	-	-	-	5,250
Transaction cost		-	-	-	-
Net loss and comprehensive loss for the period		(93,695)	(127,907)	(228,280)	(181,684)
Loss Per Share – Basic and Diluted		(0.00)	(0.00)	(0.00)	(0.00)
Weighted Average Number of Shares		174,715,381	171,367,554	174,715,381	167,526,250

Continental Energy Corporation

Financial Statements

(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CASH FLOWS

		For the Six Months Ended	For the Six Months Ended
Cash Resources Provided By (Used In)	Note	31 December 2019	31 December 2018
Operating Activities		$	$
Loss for the period		(228,280)	(181,684)
Items not affecting cash
Depreciation		-	-
Interest on promissory notes	5	3,150	12,884
Settlement of debt	6	-	(5,250)
Financing cost		-	-
Share-based payments		52,495	-
Transaction cost		-	-
Changes in non-cash working capital
Receivables		8,768	(693)
Prepaid expenses and deposits		226	7,270
Accounts payable and accrued liabilities		117,478	(108,310)
		(46,163)	(275,783)

Financing Activities
Private placements	6	-	550,000
Promissory note principal repayment	5	-	-
Interest paid on promissory notes	5	-	-
Proceeds from exercise of warrants		-	-
		-	550,000

Change in cash		(46,163)	274,217
Cash Position – Beginning of Period		66,125	30,887
Cash Position – End of Period		19,962	305,104

Supplemental cash flow information (Note 8)

Continental Energy Corporation

Financial Statements

(Unaudited – Prepared by Management and expressed in US Dollars)

STATEMENTS OF CHANGES IN DEFICIENCY

				Reserve for	Reserve for
		Share Capital	Share Capital	Share-Based	Conversion
		Number	Amount	Payments	Rights	Deficit	Total
	Note	Of Shares	$	$	$	$	$
Balance on 30 June 2018		163,365,381	17,841,522	10,277,321	-	(28,655,519)	(536,676)
Private placement – cash	6	11,000,000	384,389	165,611	-	-	350,000
Settlement of debt	6	350,000	12,250	-	-	-	12,250
Share-based payments	6	-	-	-	-	-	-
Loss for the period		-	-	-	-	(53,777)	(53,777)
Balance on 31 December 2018		174,715,381	18,238,161	10,442,932	-	(28,837,203)	(156,110)

Balance on 30 June 2019		174,715,381	18,238,161	10,535,182	-	(29,172,379)	(399,036)
Private placement – cash	6	-	-	-	-	-	-
Settlement of debt	6	-	-	-	-	-	-
Share-based payments	6	-	-	52,495	-	-	52,495
Loss for the period		-	-	-	-	(228,280)	(228,280)
Balance on 31 December 2019		174,715,381	18,238,161	10,587,677	-	(29,400,659)	(574,821)

1.Nature of Operations and Going Concern

Continental Energy Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s registered address and records office is 1500-1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7.

The Company is a developer of modular, small-scale crude oil refineries that are co-located with smaller and/or stranded oil and gas producing fields. Each refinery will be designed to refine high demand motor fuels for supply to underserved local markets in the Republic of Indonesia. The Company operates its primary business activities through two subsidiaries in Indonesia. Each of these subsidiaries has received the necessary investment licenses to permit foreign direct investment in Indonesia and one has received the required licenses from the Indonesian Ministry of Mines and Energy to build, own, and operate a petroleum refining business. The Company is now working towards securing financing to begin construction.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is a development stage company and has incurred operating losses over the past several fiscal years and has no current source of operating cash flows. The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire and develop its projects as well as fund ongoing administration expenses. There are no assurances that sufficient funding will be available.

Management intends to obtain additional funding primarily by issuing common and preferred shares in private placements, and/or by joining with strategic partners and joint venture partners in its refinery developments. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of raising capital for future expenditures or acquisitions.

These uncertainties indicate the existence of material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern in the future. If the going concern assumption were not appropriate for these Interim Financial Statements, liquidation accounting would apply, and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses, and such adjustments could be material.

2.Basis of Preparation and Consolidation

These consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, and are based on the principles of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations thereof made by the International Financial Reporting Interpretations Committee ("IFRIC").

The Company’s Board of Directors has delegated the responsibility and authority to its Audit Committee for approving interim quarterly financial statements and the companion Management Discussion and Analysis ("MD&A"). The Audit Committee approved these consolidated Interim Financial Statements and MD&A on 27 February 2020.

These Interim Financial Statements are consolidated financial statements and include the financial statements of the Company and the corporate entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

These consolidated Interim Financial Statements include the accounts of the Company and its two Indonesian operating subsidiaries, both of which are limited liability companies incorporated under the foreign direct ownership of companies laws of the Republic of Indonesia:

•PT Continental Hilir Indonesia ("PT-CHI"), 100% owned and controlled by Continental.

•PT Kilang Kaltim Continental ("PT-KKC"), 100% owned and controlled by Continental.

These consolidated Interim Financial Statements have been prepared on a historical cost basis and presented in United States (“US”) dollars, the functional currency of the Company and its subsidiaries, except when otherwise indicated. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

These consolidated Interim Financial Statements may be read in conjunction with the consolidated annual audited financial statements for the Company's most recently completed fiscal year ended 30 June 2019. The annual statements were also prepared in accordance with the same methods of application as described in this Section-2, but the notes to the annual statements published at the end of each fiscal year include additional and more detailed disclosure and description of Significant Accounting Policies, Significant Accounting Estimates and Judgments, Capital Management Policies, and Financial Risk Management Policies utilized by the Company in preparation of its financial statements.

3.Significant Accounting Estimates and Judgments

The preparation of these Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited financial statements for the last fiscal year ended 30 June 2019.

4.Recent Accounting Pronouncements and Adoption of New Standards

Certain new standards, interpretations, amendments and improvements to existing standards are from time to time issued by the IASB or the IFRIC.

IFRS 9 Financial Instruments

The Company adopted IFRS 9 on 1 July 2018. This standard and its consequential amendments have replaced IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.

Due to the nature of the Company’s financial instruments, i.e. cash being the only financial asset and the loan from a related party and other accounts payable being the only financial liabilities, the adoption of the standard did not have any impact on the Company’s financial statements. The classification and measurement of the Company’s financial instruments under IAS 39 and the new measurement categories under IFRS 9 are described below:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost

Financial Liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Loans from related parties	Amortized cost	Amortized cost
Promissory notes	N/A	Amortized cost

IFRS 16, Leases

The Company adopted IFRS 16 on 1 July 2019. This standard and its consequential amendments have replaced IAS 17 – Leases and its associated interpretative guidance.  IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased.  For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.  Lessor accounting remains similar to current accounting practice.  IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company anticipates the adoption of IFRS 16 on will not have a material impact on the results and financial position of the Company. Except for a short term lease on its interim office in Jakarta (approximately $1,150 per month), the Company does not have any other material leasing arrangements.

IFRIC 23, Uncertainty over Income Tax Treatment

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty. It specifically addresses the following:

•Whether an entity considers uncertain tax treatments separately;

•The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•How an entity determines taxable profit or loss, tax bases, unused tax losses, unused tax credits, and tax rates; and

•How an entity considers changes in facts and circumstances.

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The IFRIC 23 interpretation is effective for annual reporting periods beginning on or after 1 January 2019. The Company will apply the interpretation from 1 July 2019 but expects that the interpretation will not have any significant impact on its consolidated financial statements.

5.Promissory Notes

On 1 September 2018 the Company issued three promissory notes to unrelated arms-length parties for an aggregate principal amount of $100,000 in respect of unpaid accounts payable and accrued liabilities of Continental Hilir Indonesia Pte. Ltd. assumed by the Company during the fiscal year ended 30 June 2018. The notes each have a term of two years and bear non-compounding simple interest at a rate of nine (9%) per year on the unpaid balance commencing from 1 September 2017. A continuity of the promissory notes payable is as follows:

$
Balance - 30 June 2019	81,513
Issuance of promissory notes	-
Interest	3,150
Repayments	-
Balance - 31 December 2019	84,663

6.Share Capital

Authorized Share Capital

500,000,000 common shares without par value and without any attached special rights or restrictions.

500,000,000 preferred shares without par value but possibly with certain attached special rights or restrictions.

Shares issued

No new common shares were issued during the six (6) months period and quarter ended 31 December 2019.

Stock options

Stock Option Plan - The Company has an approved incentive stock option plan under which the Board of Directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the board. Options vest on the grant date unless otherwise determined by the board. The aggregate number of common shares which may be reserved as outstanding options shall not exceed 25,000,000, and the maximum number of options held by any one individual at any one time shall not exceed 7.5% of the total number of the Company's issued and outstanding common shares and 15% of same for all related parties (officers, directors, and insiders) as a group.

A reconciliation of the Company’s stock options outstanding on 31 December 2019 is as follows:

	Number of Options	Weighted Average Exercise Price $ per Share
Outstanding on 30 June 2019	7,500,000	0.05
Granted	5,000,000	0.05
Exercised	-	-
Expired	-	-
Outstanding on 31 December 2019 (Note 10)	12,500,000	0.05

Option Grants - On 30 September 2019, the Company granted a total of 5,000,000 stock options to directors of the Company, with and exercise price of $0.05 and term expiring 30 June 2021.

Fair Value of Option Grants - The fair value of these stock option grants was determined to be $52,495, which was charged to the statement of loss and comprehensive loss as share-based payments expense. The fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected dividend yield: 0%, expected stock price volatility: 100%, risk-free interest rate: 1.84%, expected life of options: 1.75 years.

Option Changes - During the six (6) months period and quarter ended 31 December 2019, no stock options expired, none were exercised, and no amendments were made to the terms of any outstanding stock options.

Warrants

Warrants Policy - From time to time the Company may issue warrants to purchase a common share at a fixed price for a fixed period as a performance incentive. Most common are issues of warrants as part of a unit with a common share as an incentive for private placement or similar investors.

A reconciliation of the Company’s common share purchase warrants outstanding is as follows:

	Number of Warrants	Weighted Average Exercise Price $ per Share
Outstanding on 30 June 2019	32,000,000	0.05
Issued	-	-
Exercised	-	-
Expired	-	-
Outstanding on 31 December 2019	32,000,000	0.05

Warrant Issues - No new warrants were issued during the Six Months period and quarter ended 31 December 2019.

Warrant Changes - During the six (6) months period and quarter ended 31 December 2019, no warrants expired, none were exercised, and no amendments were made to the terms of any outstanding warrants.

Summary - A summary of the Company’s outstanding warrants on 31 December 2019 is as follows:

Number of Warrants	Exercise Price Each	Expiry Date	Underlying Common Shares
14,000,000	$0.05	30 June 2020	14,000,000
1,000,000	$0.05	30 June 2020	1,000,000
6,000,000	$0.05	30 June 2021	6,000,000
7,000,000	$0.05	30 June 2021	7,000,000
4,000,000	$0.05	30 June 2021	4,000,000
32,000,000			32,000,000

7.Related Party Transactions

Key management personnel of the Company include persons having the authority and responsibility for planning, directing and controlling the activities of the Company as a whole, and includes both the duly appointed senior executive officers of the Company and those of the Company's wholly owned operating subsidiaries, (collectively the "Officers"). Each one of the Officers, together with each member of the Company's board of directors, is considered to be a "related party".

7.1Related Party Balances - As at the end of This Quarter the balances due to related parties, compared to the balance due at the end of the Company's most recently completed fiscal year ended 30 June 2019 ("FYE19"):

a)an aggregate amount of $226,221 (FYE19 - $228,782) was due and payable to the Company's Officers as accumulated but unpaid salary and fees. These amounts are included in accounts payable and are unsecured and non-interest bearing; and

b)an aggregate amount of $87,500 (FYE19 - $87,500) was due and payable to the Company's CEO as repayment of accumulated loans made in prior years by the CEO to the Company for assistance with working capital. This loan is interest free with no fixed repayment terms.

c)an aggregate amount of $20,000 was due and payable to 2 of the Company’s Directors ($10,000 each) for the purpose of assistance with working capital.  These loans are interest free with no fixed repayment terms.

7.2Balance Due Former Related Party - A former CFO of the Company resigned effective 31 December 2017, and accordingly, the Company terminated accrual of salary upon his resignation date and agreed to pay a total amount of $125,000 by end November 2018 to settle all outstanding compensation and amounts due. Commencing from 1 January 2018, the CFO agreed to continue as "Acting CFO" without additional compensation and did so until his replacement as Acting CFO on 7 November 2018. Accordingly, during the current fiscal year ended 30 June 2019, the Company did not pay or accrue salary for the former CFO. On 7 December 2018 the former CFO ceased to be a director and also thereupon ceased to be a related party of the Company. The Company has paid a total of $75,000 of the amount due the former CFO by 30 November 2018. At the end of This Quarter, a total remaining balance due the former CFO in the amount of $50,000 is past due and unpaid.

7.3Transactions With Related Parties - During This 6 month period the Company issued a total of 5,000,000 incentive stock options to three directors. Each option has an exercise price of US$0.05 and an expiry date of 30 June 2021.

7.4Compensation Of Key Management Personnel - During This Quarter and the six (6) months ended 31 December 2019:

a)The Company or its wholly owned subsidiaries paid or accrued salary, fees, or other compensation to the CEO, CEO of a subsidiary, the Acting CFO, and the Vice President in the amounts of $21,215, $21,215, $21,000, and $3,000, respectively (Comparative Quarter ended 31 December 2018 - $nil, $nil, $nil and $11,533, respectively).

b)The CEO of the Company voluntarily suspended and terminated payment and accrual of his salary as CEO of the Company effective on 1 July 2017 and continuing until such time as the Company's financial condition permits a resumption and such resumption is approved by the Board of Directors. Consequently, the Company did not directly accrue any salary for the CEO during this Quarter.

c)The Company's PT Kilang Kaltim Continental ("KKC") subsidiary directly paid or accrued salary compensation for work performed under employment contract in the Jakarta office by two Jakarta resident related parties, the Company's CEO who serves as KKC's commissioner, and an executive director of the Company who separately serves as the CEO of KKC. The amounts so paid or accrued are included in the disclosure in paragraph 7.4a) above.

8.Supplemental cash flow information

Non-Cash Investing and Financing Activities	Note	Six Months Ended 31 December 2019 $	Six Months Ended 31 December 2018 $
Conversion of accounts payable into long-term promissory notes		-	100,000
Common shares issued in settlement of accrued and unpaid salaries	7	-	12,250

9.Segmented Information

The Company currently operates in only one segment which is geographically concentrated within the Republic of Indonesia.

10.Subsequent Events

No events that would have a material effect upon the business of the Company occurred subsequent to the interim quarter and six (6) months period ended 31 December 2019 and the date of these consolidated Interim Financial Statements.

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